SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of  MAY ,  2003.
                                        -------   ----

                              IMA EXPLORATION INC.
                  -------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       IMA Exploration Inc.
                                       (Registrant)

Date   May 28, 2003                    By  /s/ William Lee
     ------------------------------        -------------------------------------
                                              (Signature)



William Lee, Director and Chief Financial Officer
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                                BC FORM 51-901F


                                QUARTERLY REPORT


Incorporated as part of:                X     Schedule A
                                     -------
                                        X     Schedules B & C
                                     -------
                                     (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                       IMA EXPLORATION INC.
                                     -------------------------------------------
ISSUER ADDRESS                       #709 - 837 WEST HASTINGS STREET
                                     VANCOUVER, BC   V6C 3N6
                                     -------------------------------------------
ISSUER TELEPHONE NUMBER              (604) 687-1828
                                     -------------------------------------------
ISSUER FAX NUMBER                    (604) 687-1858
                                     -------------------------------------------
CONTACT PERSON                       MR. NIKO CACOS
                                     -------------------------------------------
CONTACT'S POSITION                   CORPORATE SECRETARY
                                     -------------------------------------------
CONTACT'S TELEPHONE NUMBER           (604) 687-1828
                                     -------------------------------------------
CONTACT'S E-MAIL ADDRESS             info@imaexploration.com
                                     -------------------------------------------
WEBSITE                              www.imaexploration.com
                                     -------------------------------------------
FOR QUARTER ENDED                    MARCH 31, 2003
                                     -------------------------------------------
DATE OF REPORT                       MAY 28, 2003
                                     -------------------------------------------

                                   CERTIFICATE
                                     -------

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


JOSEPH GROSSO                  /S/  Joseph Grosso                03/05/28
--------------------------     --------------------       ----------------------
NAME OF DIRECTOR                    SIGN (TYPED)          DATE SIGNED (YY/MM/DD)

WILLIAM LEE                    /S/  William Lee                  03/05/28
--------------------------     --------------------       ----------------------
NAME OF DIRECTOR                    SIGN (TYPED)          DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A













--------------------------------------------------------------------------------



                              IMA EXPLORATION INC.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                           FOR THE THREE MONTHS ENDED

                                 MARCH 31, 2003

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A


                              IMA EXPLORATION INC.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                   March 31,       December 31,
                                                     2003              2002
                                                      $                  $
                                                                    (Audited)

                                   A S S E T S

CURRENT ASSETS
Cash and cash equivalents                            1,599,438        1,436,124
Amounts receivable and prepaids                        161,844           79,661
Marketable securities                                   23,460           23,460
                                                 -------------    -------------
                                                     1,784,742        1,539,245

PROPERTY, PLANT AND EQUIPMENT                           41,925           45,517

MINERAL PROPERTIES AND DEFERRED COSTS (Note 3)       6,459,871        5,847,727
                                                 -------------    -------------
                                                     8,286,538        7,432,489
                                                 =============    =============

                              L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities               142,124          108,351
                                                 -------------    -------------

                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 4)                              22,484,131       21,354,823
CONTRIBUTED SURPLUS                                    128,260          128,260
DEFICIT                                            (14,467,977)     (14,158,945)
                                                 -------------    -------------
                                                     8,144,414        7,324,138
                                                 -------------    -------------
                                                     8,286,538        7,432,489
                                                 =============    =============


APPROVED BY THE BOARD OF DIRECTORS


/s/  Joseph Grosso, Director
----------------------------

/s/  William Lee, Director
----------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                              IMA EXPLORATION INC.
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                       FOR THE THREE MONTHS ENDED MARCH 31
                      (Unaudited - Prepared by Management)



                                                      2003             2002
                                                        $                $

EXPENSES
Administrative and management services                  59,250           58,700
Bank charges and interest                                3,277            1,499
Corporate development and investor relations            73,142           50,940
Depreciation                                             5,546            4,892
General exploration                                     58,224           14,927
Office and sundry                                        7,975            8,790
Printing                                                 7,036            4,555
Professional fees                                       27,944            3,007
Rent, parking and storage                               13,862           17,880
Salaries and employee benefits                          48,944           48,963
Telephone and utilities                                 10,424            6,839
Transfer agent and regulatory fees                       4,538            6,522
Travel and accommodation                                10,995           11,788
                                                 -------------    -------------
LOSS BEFORE THE FOLLOWING                             (331,157)        (239,302)

FOREIGN EXCHANGE                                        17,349            3,411

INTEREST AND MISCELLANEOUS INCOME                        4,776            3,212
                                                 -------------    -------------
LOSS FOR THE PERIOD                                   (309,032)        (232,679)

DEFICIT - BEGINNING OF PERIOD                      (14,158,945)     (12,718,839)
                                                 -------------    -------------
DEFICIT - END OF PERIOD                            (14,467,977)     (12,951,518)
                                                 =============    =============

BASIC AND DILUTED - LOSS PER COMMON SHARE               $(0.01)          $(0.01)
                                                 =============    =============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                      27,158,205       18,981,497
                                                 =============    =============


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                       FOR THE THREE MONTHS ENDED MARCH 31
                      (Unaudited - Prepared by Management)

                                                                      2003             2002
                                                                        $                $

OPERATING ACTIVITIES
Loss for the period                                                    (309,032)        (232,679)
Item not involving cash
     Depreciation                                                         5,546            4,892
                                                                  -------------    -------------
                                                                       (303,486)        (227,787)
     Decrease (increase) in amounts receivable and prepaids             (82,183)           3,467
     Increase in accounts payable and accrued liabilities                33,773           45,996
                                                                  -------------    -------------
                                                                       (351,896)        (178,324)
                                                                  -------------    -------------
INVESTING ACTIVITIES

Additions to property, plant and equipment                               (1,954)            (791)
Expenditures on mineral properties and deferred costs                  (612,144)        (344,353)
                                                                  -------------    -------------
                                                                       (614,098)        (345,144)
                                                                  -------------    -------------
FINANCING ACTIVITIES

Issuance of common shares                                             1,129,308          242,060
Share issue costs                                                             -          (55,553)
                                                                  -------------    -------------
                                                                      1,129,308          186,507
                                                                  -------------    -------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        163,314         (336,961)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                       1,436,124          755,765
                                                                  -------------    -------------
CASH AND CASH EQUIVALENTS - END OF PERIOD                             1,599,438          418,804
                                                                  =============    =============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:

CASH                                                                    794,569          418,804
TERM DEPOSIT                                                            804,869                -
                                                                  -------------    -------------
                                                                      1,599,438          418,804
                                                                  =============    =============

SUPPLEMENTAL CASH FLOW INFORMATION
INTEREST PAID IN CASH                                                         -                -
                                                                  =============    =============
INCOME TAXES PAID IN CASH                                                     -                -
                                                                  =============    =============




          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (Unaudited - Prepared by Management)



1.   NATURE OF OPERATIONS

     The Company is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

     The Company considers that it has adequate resources to maintain its core operations for the next year. See also Note 9.


2.   SIGNIFICANT ACCOUNTING POLICIES

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (Unaudited - Prepared by Management)



3.   MINERAL PROPERTIES AND DEFERRED COSTS

                                  March 31, 2003                              December 31, 2002
                     ----------------------------------------     ----------------------------------------
                                     Deferred                                     Deferred
                     Acquisition   Exploration                    Acquisition    Exploration
                        Costs         Costs          Total           Costs         Costs          Total
                          $             $              $               $             $              $

Argentina:
   Valle de Cura          661,635     1,879,077     2,540,712          661,635     1,879,040     2,540,675
   Gualcamayo              85,621        16,240       101,861           85,621        16,240       101,861
   NW San Juan             51,065       171,882       222,947           51,065       101,831       152,896
   Chubut                       -       770,252       770,252                -       354,873       354,873
   Other                        -        31,195        31,195                -        30,972        30,972
                     ------------  ------------  ------------     ------------  ------------  ------------
                          798,321     2,868,646     3,666,967          798,321     2,382,956     3,181,277
Peru:
   Rio Tabaconas          700,046     2,092,858     2,792,904          700,046     1,966,404     2,666,450
                     ------------  ------------  ------------     ------------  ------------  ------------
                        1,498,367     4,961,504     6,459,871        1,498,367     4,349,360     5,847,727
                     ============  ============  ============     ============  ============  ============

     See also Note 9.


4.   SHARE CAPITAL

     Authorized: 99,708,334 common shares without par value

     Issued:
                                             March 31, 2003             December 31, 2002
                                   --------------------------     --------------------------
                                      Shares        Amount           Shares        Amount
                                                      $                              $

     Balance, beginning of period    26,550,606    21,354,823       18,592,219    18,090,497
                                   ------------  ------------     ------------  ------------

     Issued during the period for:
        Private placements                    -             -        5,703,026     2,552,870
        Exercise of warrants          2,333,799     1,115,308        2,085,361       837,512
        Exercise of options              35,000        14,000          170,000        68,000
     Less:  Share issue costs                 -             -                -      (194,056)
                                   ------------  ------------     ------------  ------------
                                      2,368,799     1,129,308        7,958,387     3,264,326
                                   ------------  ------------     ------------  ------------
     Balance, end of period          28,919,405    22,484,131       26,550,606    21,354,823
                                   ============  ============     ============  ============

     See also Note 9.

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (Unaudited - Prepared by Management)



5.   STOCK BASED COMPENSATION

     During the three months ended March 31, 2003, the Company granted stock options to its employees and directors to purchase up to 223,500 shares of the Company. The options are exercisable at $0.84 per share and have a 5 year term to expiry.

     As the Company did not adopt the fair value method of accounting for stock options granted to employees and directors, Section 3870 requires disclosure of pro forma amounts that reflect the impact as if the Company had adopted the fair value based method of accounting. Had compensation costs for the Company's stock options granted to employees and directors been accounted for under the fair value method, the Company's net loss and loss per share would have increased as follows:


                                                       $
          Net loss for the period
            - as reported                            (309,032)
            - compensation expense                   (113,985)
                                                 ------------
            - pro-forma                              (423,017)
                                                 ============
          Basic and diluted loss per share
            - as reported                              $(0.01)
            - pro-forma                                $(0.02)


     The fair value of stock options granted to employees and directors was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:


          Risk-free interest rate                   4.37%
          Estimated volatility                      104%
          Expected life                             2.5 years

     The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.51 per share.

     Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (Unaudited - Prepared by Management)



6.   RELATED PARTY TRANSACTIONS

     During the three months ended March 31, 2003, the Company:

     (i) paid $40,025 to companies controlled by certain directors and officers of the Company for management and consulting services provided;

     (ii) paid $15,231 for rent to a company owned by the President of the Company and his wife; and

     (iii) received $6,000 from a private company with a common director for shared rent and administration.


7.   SEGMENTED INFORMATION

     The  Company's   principal   activities  are  the  exploration  of  mineral
     properties in Argentina and Peru. Management reviews the financial results according to expenditures by property.

     Segment assets by geographical location are as follows:

                                                                    March 31, 2003
                                               ---------------------------------------------------------
                                                  Canada        Argentina        Peru           Total
                                                    $               $              $              $

     Property, plant and equipment                   30,854          5,817          5,254         41,925
     Mineral properties and deferred costs                -      3,666,967      2,792,904      6,459,871
                                               ------------   ------------   ------------    -----------
                                                     30,854      3,672,784      2,798,158      6,501,796
                                               ============   ============   ============    ===========

                                                                  December 31, 2002
                                               ---------------------------------------------------------
                                                  Canada        Argentina          Peru         Total
                                                    $               $                $            $
     Property, plant and equipment                   34,323          5,817          5,377         45,517
     Mineral properties and deferred costs                -      3,181,277      2,666,450      5,847,727
                                               ------------   ------------   ------------    -----------
                                                     34,323      3,187,094      2,671,827      5,893,244
                                               ============   ============   ============    ===========

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (Unaudited - Prepared by Management)



8.   FAIR VALUES OF FINANCIAL INSTRUMENTS

     The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and prepaids and accounts payable and accrued liabilities approximate their carrying values, due to their short-term nature. As of March 31, 2003, the market value of marketable securities was $95,795.


9.   SUBSEQUENT EVENTS

     During the three months ended March 31, 2003, the Company:

     (a) completed a brokered private placement for 2,900,000 units at a price of $0.90 for cash proceeds of $2,497,248, net of commission costs of $112,752. Each unit consisted of one common share of the Company and one-half non-transferable common share purchase warrant. One whole warrant entitles the holder to purchase one common share for the exercise price of $1.10 on or before April 28, 2004. In addition, the Company granted the agent an option to purchase 195,750 units on the same basis as the private placement;

     (b) issued 302,000 shares for $136,800 on the exercise of options. In addition, the Company issued 561,280 shares for $303,836 on the exercise of warrants and agents warrants;

     (c) agreed, subject to regulatory approvals, to farm out its Mogote Property in the NW San Juan Region of Argentina to Amera Resources Corporation ("Amera"), a private company which has a common director. Amera has the option to earn a 51% interest in the 8,009 hectare Mogote Property by issuing 1,650,000 common shares of Amera to the Company and by incurring US$1.25 million of expenditures, including work programs and underlying option payments, all over a five year period; and

     (d) agreed, subject to regulatory approvals, to sell a 100% undivided interest in three mineral properties, comprising 24,280 hectares (the "Chubut Properties"), located in Chubut Province, Argentina, for 500,000 common shares of Amera. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, Amera will pay the Company a bonus of US$250,000 and a 3% net smelter returns royalty.

BC FORM 51-901F                                                       SCHEDULE B

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003


1.(a)GENERAL AND ADMINISTRATIVE EXPENSES
                                                                            $

     Administrative and management services                              59,250
     Bank charges and interest                                            3,277
     Corporate development and investor relations                        73,142
     Depreciation                                                         5,546
     Office and sundry                                                    7,975
     Printing                                                             7,036
     Professional fees                                                   27,944
     Rent, parking and storage                                           13,862
     Salaries and employee benefits                                      48,944
     Telephone and utilities                                             10,424
     Transfer agent and regulatory fees                                   4,538
     Travel and accommodation                                            10,995
                                                                   ------------
                                                                        272,933
                                                                   ============

1.(b)MINERAL PROPERTIES AND DEFERRED COSTS


                                                         Argentina                                    Peru
                           --------------------------------------------------------------------   ------------
                               Valle                        NW                                        Rio
                              de Cura     Gualcamayo     San Juan       Chubut         Other       Tabaconas         Total
                                 $             $             $             $              $             $               $

     Balance, beginning
        of period             2,540,675       101,861       152,896       354,873        30,972      2,666,450       5,847,727
                           ------------  ------------  ------------  ------------  ------------   ------------    ------------
     Expenditures during
        the period
          Assays                      -             -         7,823        24,243             -          1,580          33,646
          Drilling                    -             -             -       248,044             -              -         248,044
          Environmental               -             -             -             -             -         59,801          59,801
          Field supplies              -             -         6,938        10,475             -          4,558          21,971
          Field workers               -             -             -             -             -          3,566           3,566
          Geological                  -             -        50,293        97,503             -         39,137         186,933
          Office                      -             -         2,019         5,254             -              -           7,273
          Other                      37             -         2,476         1,703           223              -           4,439
          Travel                      -             -             -        19,561             -         16,821          36,382
          Vehicles                    -             -           502         8,596             -            991          10,089
                           ------------  ------------  ------------  ------------  ------------   ------------    ------------
                                     37             -        70,051       415,379           223        126,454         612,144
                           ------------  ------------  ------------  ------------  ------------   ------------    ------------
     Balance, end of
        period                2,540,712       101,861       222,947       770,252        31,195      2,792,904       6,459,871
                           ============  ============  ============  ============  ============   ============    ============



BC FORM 51-901F                                                       SCHEDULE B

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003


1.(c)GENERAL EXPLORATION EXPENSES
                                                                           $

     Bank fees                                                            3,476
     Consulting                                                          27,656
     Geological                                                          17,809
     Office                                                               5,302
     Vehicles                                                             3,981
                                                                      ---------
                                                                         58,224
                                                                      =========

2.(a)RELATED PARTY TRANSACTIONS

     During the three months ended March 31, 2003, the Company:

     (i) paid $40,025 to companies controlled by certain directors and officers of the Company for management and consulting services provided; and

     (ii) paid $15,231 for rent to a company owned by the President of the Company and his wife; and

     (iii) received $6,000 from a private company with a common director for shared rent and administration.


3.(a)SECURITIES ISSUED DURING THE PERIOD ENDED MARCH 31, 2003

     Date           Type of                                                     Total           Type of
     of Issue       Security     Type of Issue       Number        Price       Proceeds      Consideration   Commission
     --------       --------     -------------      ---------     -------     -----------    -------------   ----------
                                                                     $            $                               $

     Jan. 2003      Common         Warrants            13,500       0.45          6,075          Cash            N/A
     Feb. 2003      Common         Options             10,000       0.40          4,000          Cash            N/A
     Feb. 2003      Common         Warrants           400,000       0.45        180,000          Cash            N/A
     Feb. 2003      Common         Warrants           112,015       0.54         60,488          Cash            N/A
     Mar. 2003      Common         Options             25,000       0.40         10,000          Cash            N/A
     Mar. 2003      Common         Warrants             2,000       0.75          1,500          Cash            N/A
     Mar. 2003      Common         Warrants            11,111       0.53          5,889          Cash            N/A
     Mar. 2003      Common         Warrants             1,330       0.50            665          Cash            N/A
     Mar. 2003      Common         Warrants         1,206,500       0.45        542,926          Cash            N/A
     Mar. 2003      Common         Warrants           527,343       0.54        284,765          Cash            N/A
     Mar. 2003      Common         Warrants            60,000       0.55         33,000          Cash            N/A


BC FORM 51-901F                                                       SCHEDULE B

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003


3.(b)OPTIONS GRANTED DURING THE PERIOD ENDED MARCH 31, 2003


     Date            Number      Type                                 Exercise
     Granted       of Shares   of Option         Name       Price   Expiry Date
     ------------  ---------   ---------    --------------  -----   ------------
                                                              $

     Mar. 7, 2003    50,000     Employee    K. Patterson     0.84   Mar. 7, 2008
     Mar. 7, 2003    30,000     Employee    D. Charchaflie   0.84   Mar. 7, 2008
     Mar. 7, 2003    21,500     Employee    J.C. Beretta     0.84   Mar. 7, 2008
     Mar. 7, 2003    25,000     Employee    M. Saldana       0.84   Mar. 7, 2008
     Mar. 7, 2003    25,000     Employee    N. Demare        0.84   Mar. 7, 2008
     Mar. 7, 2003    50,000     Director    W. Lee           0.84   Mar. 7, 2008
     Mar. 7, 2003    15,000     Employee    A. Sanchez       0.84   Mar. 7, 2008
     Mar. 7, 2003     7,000     Employee    M. Briones       0.84   Mar. 7, 2008
                    -------
                    223,500
                    =======

4.(a)AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2003

                                                            Issued
                                                --------------------------------
                                Authorized
     Class       Par Value        Number          Number                Amount
     ------      ---------      ----------      ----------           -----------
     Common         WPV         99,708,334      28,919,405           $22,484,131



4.(b)OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2003


                                            Exercise                  Expiry
     Security         Number                 Price                     Date
     --------       ---------               --------              --------------
                                                $
     Options        1,380,500                 0.40                Jul. 19, 2006
     Options          510,000                 0.50                May 02, 2007
     Options          540,000                 0.50                Sept. 23, 2007
     Options          223,500                 0.84                Mar. 07,2008
                   ----------
                    2,654,000
                   ==========

BC FORM 51-901F                                                       SCHEDULE B

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003


4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2003 (continued)

                                            Exercise               Expiry
     Security         Number                 Price                  Date
     --------       ---------               --------         -------------------
                                                $

     Warrants       1,556,000                 0.75           Sept. 15, 2004
     Warrants         637,000                 0.75           Apr. 19, 2005
     Warrants       1,397,167                 0.90           Mar. 16, 2005
     Warrants         205,278                 0.54           Apr. 09, 2003
     Warrants          73,448                 0.54           Apr. 09, 2003
     Warrants          55,555                 0.53           May 23, 2003
     Warrants       1,722,222               0.53/0.60        May 23, 2003/2004
     Warrants       1,494,915               0.55/0.60        Sept. 27, 2003/2004
     Warrants          36,166                 0.50           Sept. 27, 2003
                   ----------
                    7,177,751
                   ==========


4.(c)SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MARCH 31, 2003

     There were no shares subject to escrow or pooling as at March 31, 2003.


5.(a)LIST OF DIRECTORS AND OFFICERS AS AT MARCH 31, 2003

     Directors:
            Gerald Carlson
            Joseph Grosso
            William Lee
            Sean Hurd
            Robert Brown
            Nikolaos Cacos

     Officers:
            Gerald Carlson (Chairman)
            Joseph Grosso (President & Chief Executive Officer)
            William Lee (Chief Financial Officer)
            Nikolaos Cacos (Secretary)

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED MARCH 31, 2003


MANAGEMENT DISCUSSION & ANALYSIS
--------------------------------

INTRODUCTION

The following management's discussion and analysis and financial review should be read in conjunction with the Company's consolidated financial statements and related notes.

OVERVIEW

After carrying out a successful Phase I exploration program on Las Bayas during the fall of 2002, the Company during the first quarter of 2003 completed a 1,953 metre, 20 hole drill program on the Las Bayas property, completed a detailed Phase II surface exploration program on its 100 % owned Mogotes property and completed the preliminary mapping, rock sampling and grid soil sampling on the Silver-copper-lead property at its Navidad project in Chubut Province, all of which are located in Argentina. The results of the follow up exploration program on the Navidad project significantly expanded the potential size of the bonanza-grade silver-copper-lead mineralization zone as did the work on Mogotes.

The Company and Amera Resources Corporation a private company which has a common director entered into agreements to option or sell, subject to TSX Exchange approval, interest in various mineral concessions located in Argentina on March 6, 2003 as follows:

     i) letter of intent for Amera to earn a undivided 51 % interest to further explore the Arturo Property (Mogotes). To earn a 51 % interest in the property, Amera must issue 1,650,000 common shares to the Company and incur US $1.25 million of expenditures, including work programs and underlying option payments, all over five years.

     ii) property purchase agreement to sell a 100 % undivided interest in three mineral properties, comprising 24,280 hectares (the "Chubut Properties"), located in Chubut Province, Argentina, for 500,000 common shares of Amera. In addition, in the event that a decision is made to place the properties into commercial production, the Company will receive a bonus of US $250,000 an a 3 % net smelter returns royalty.

During the quarter, Barrick and the Company agreed to extend the Selection Notice Period in the option agreement from November 30,2002 to December 30,2003. In return for the extension Barrick paid US $65,000 which will be used to make payments to maintain the option properties in good standing.

SUMMARY OF FINANCIAL RESULTS

The Company reported a consolidated loss of $309,032 ($0.01 per share) for the period ended March 31,2003, an increase of $76,353 from the loss of $232,679 ($0.01 per share) in 2002. The increase in the loss experienced by the Company in 2003, compared to 2002, was attributed to certain operating expenditures such as $22,202 for increase in Corporate development and Investor relations cost , $43,297 for increase in General Exploration and $24,937 for increase in Professional fees and an increase in non- operating items of $15,502 as a result of a favourable foreign exchange rate and increased interest income.

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED MARCH 31, 2003



MANAGEMENT DISCUSSION & ANALYSIS (continued)
-------------------------------------------

RESULTS OF OPERATIONS

CORPORATE COSTS AND OTHER INCOME

There were increases in to the following expenses: (i) Administration and management services - $550; (ii) Amortization and depreciation - $654; (iii) Bank charges and interest - $1,778; (iv) Corporate development and investor relations - $22,202 of which $15,000 was for an investor relation consultant and $7,202 for various media advertising; (v) General exploration - $43,297 as a result of additional examination of grassroots properties mainly in the Patagonia region in Argentina and in Peru ; (vi) Printing - $2,481 mainly for investor presentation material; (vii) Professional fees - $24,937 which relates to the ongoing North America and European market awareness program; ( viii ) Telephone and utilities - $ 3,585 due to the increase in correspondence with Europe, North America and South America.

The following expenses decreased for the year (i) Office and sundry - $815 as a result of cost recovery from a private company sharing office space; and (ii) Rent, parking and storage - $4,018 as a result of cost recovery from a private company sharing office space; (iii) Salaries and employee benefits - $19; (iv) Transfer agent and regulatory fees -$1,984; (v) Travel and accommodation - $793.

During the period ended March 31,2003 and 2002 the Company did not write-off any mineral claims and deferred costs.

Interest and miscellaneous income reported for the period ended March 31,2003 was $4,776 an increase of $1,564 from $3,212 reported in 2002 as a result of more funds on deposit.

During the period ended March 31,2003 and 2002, the Company did not dispose of any Viceroy common shares.

LIQUIDITY AND CAPITAL RESOURCES

At March 31,2003 the Company had working capital of $1,642,618 compared to $346,974 at March 31,2002. As at March 31, 2003, the Company had cash and cash equivalents on hand of $1,599,438 (2002 - $418,804).

Subsequent to the period ended March 31,2003, the Company completed a private placement of 2,900,000 units at $0.90 per unit for a total amount of $2.61 million. Each unit consists of one common share and one half of one common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for one year at $1.10 per share. The funds will be used on its properties in South American and general working capital.

In addition the Company issued 302,000 shares for $136,800 on the exercise of options and 561,280 shares for $303,836 on the exercise of warrants.

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED MARCH 31, 2003



MANAGEMENT DISCUSSION & ANALYSIS (continued)
-------------------------------------------

The Company considers that it does have adequate resources to maintain its ongoing operations and property commitments for the year. The Company may require additional financing if it proceeds with further planned exploration and property acquisitions for the remainder of fiscal 2003. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining additional financing or negotiating joint venture agreements.

OPERATING CASH FLOW

Cash outflow from operating activities for the period end ed March 31,2003, was $351,896 or $0.01 per share compared to cash outflow in 2002 of $178,324 or $0.01 per share. The cash outflows for 2003 were largely due to increase in corporate development and investor relations, general exploration and professional fees.

FINANCING ACTIVITIES

Cash flow from financing activities for the period ended March 31,2003 generated $1,129,308 (2002 - $186,507) which included $14,000 from the exercise of 35,000 stock options and $1,115,308 from the exercise of 2,333,799 warrants.

INVESTING ACTIVITIES

Cash flow from investing activities required $614,098 for the period ended March 31,2003 (2002 - $345,144), these investing activities were primarily for additions of $70,051 to NW San Juan Properties and $415,379 to Chubut and other properties in Argentina and $126,454 to the Rio Tabaconas project in Peru and $1,954 to office equipment.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in note 2 of the interim consolidated financial statements. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED MARCH 31, 2003



MANAGEMENT DISCUSSION & ANALYSIS (continued)
-------------------------------------------

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. For a full understanding of these risks and others, reference should be made to the Company's "Annual Information Form".

OUTLOOK

BONANZA-GRADE SILVER DISCOVERY AT NAVIDAD, PATAGONIA, ARGENTINA

At the beginning of the quarter, IMA announced that it had staked a new silver-copper-lead discovery at Navidad in Chubut Province, Argentina. This discovery, made by IMA geologists while conducting grassroots regional exploration in the district, includes two distinct styles of mineralization: bonanza silver- copper-lead and replacement silver-lead.

Subsequent work on the Navidad project in Patagonia has achieved the following:

        -   Doubled   the   strike   length   of   the   mapped    bonanza-grade
            silver-copper-lead mineralization at Navidad Hill.

        - Significantly expanded the size of replacement-style silver-lead mineralization which has clear bulk tonnage potential.

        - Demonstrated the potential for additional discoveries within an 8 kilometre by 3 kilometre area of favourable geology and anomalous geochemistry.

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED MARCH 31, 2003


MANAGEMENT DISCUSSION & ANALYSIS (continued)
-------------------------------------------

Ongoing work at Navidad included detailed mapping and sampling, infill soil sampling, geophysical surveys including induced polarization and gravimetrics with the goal of defining drill targets.

The results of the recently completed soil sampling survey to date are very encouraging as it continues to meet and exceed expectations of IMA's Technical Team. Significant naturally-occurring metal anomalies in soils have now been extended to an overall strike length of 5.8 km.

Highlights of the soil survey include a 1,700 by 300 metre silver-copper-lead anomaly over the Navidad Hill and Galena Hill areas. This strong soil anomaly, which IMA Geologists believe to be very significant, is defined by greater than 2 grams per tonne (g/t) silver and generally greater than 100 ppm copper. Within this zone there is a central core of greater than 10 g/t silver in soils (includes values of up to 298 g/t Ag) of approximately 600 by 200 metres. Portions of this central core correlate with the outcropping bonanza-grade mineralization at Navidad Hill and these soil results demonstrate the potential to expand this zone significantly.

Significant soil anomalies also exist at Barite and Calcite Hills. Silver values of up to 531 g/t have been received from outside areas of known high-grade mineralization and show excellent potential for additional discoveries. Lead values are consistently elevated and correlate well with silver over the entire
5.8 kilometre survey length. Samples of greater than 500 ppm lead have been returned from every line within the survey area. A total of 958 soil samples have now been collected on the Navidad project at 50 metre sample spacing on lines spaced 100 metres and 50 metres apart in key areas.

The first phase of detailed 1:500 and 1:1,000 scale mapping and sampling in the Navidad, Galena, and Barite Hill areas was completed and 824 rock chip samples have been collected. Results will be released over the next few weeks, once they are received and reviewed by IMA geologists. In addition, Quantec Geoscience Argentina S.A. is currently collecting IP/Resistivity data over a 2.5 by 7.0 kilometre area at Navidad. Preliminary results indicate significant anomalies over areas of known bonanza-grade structures and known galena matrix breccia, anomalies have also been defined in new areas that are completely soil covered. Final results from this survey are expected in mid to late June. It is anticipated that drilling will commence in the Patagonian Spring (approximately September) of 2003.

BARRICK OPTION AGREEMENT

IMA and Barrick Gold Corporation have agreed to extend the Selection Notice Period in the Exploration and Option Agreement dated August 17, 1999 by an additional year from November 30, 2002 to December 31, 2003. By that time, Barrick can select if it will continue with an option to earn an interest in either the Potrerillos or the Rio de las Taguas property. No further exploration work will be carried out on the Potrerillos and Rio de las Taguas properties until December 31,2003.

Both properties have confirmed drill targets and are located in close proximity to Barrick's Pascua and Veladero gold discoveries in, a world class gold mining district containing over 38 million ounces of gold and 780 million ounces of silver.

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED MARCH 31, 2003



MANAGEMENT DISCUSSION & ANALYSIS (continued)
-------------------------------------------

The Company has no exploration budget commitment for the Valle del Cura region in Argentina, the Gualcamayo region, and the NW San Juan region as it is focusing on its highest priority projects for 2003. The Company plans to expend approximately US$500,000 in Argentina on surface work at the Navidad project, an additional US$1,500,000 on drill programs at the Navidad project and US$593,000 on the Rio Tabaconas project (formerly known as Tamborapa project) in Peru from March 31, 2003 to December 31, 2003. In addition, minimum property payments of approximately US $225,000 are required to maintain all of the existing property holdings.

FORWARD LOOKING STATEMENTS

Certain information contained in the Management's Discussion and Analysis constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1955. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. The Company assumes no obligation to update its forward -looking statements to reflect actual results, changes in assumptions or changes in other risk factors affecting such statements.

INVESTOR RELATIONS

Activities during the quarter ended March 31, 2003 consisted of investor mailings and shareholders communications by Company personnel.